COASTAL PACIFIC ANNOUNCES ADDITIONAL DETAILS ON THE SANTA RITA PROPERTY

CALGARY, Alberta, November 1, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), further to the signing of the definitive option agreement in respect to earning a 50% interest in a group of two claims, encompassing 1200 Hectares, known as Santa Rita (“Property”), is pleased to provide additional details on the Property.

The Property is situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.

A summary of the available data contained within the historical geological reports on the Property, as prepared by Ing. C. Salinas, a Geologist from Lima, Peru, calculates that based on the samplings and other geological work performed through to 1997, there are an estimated 3,343,000 metric tonnes of mineable ore, averaging 230 g/t of silver, 13% lead, and 8% zinc.  Based on current market prices, there is an estimated gross economic value of $650 per metric ton, and costs averaging about 50% of that amount, resulting in potential values in excess of 1 billion dollars.

Mr. Bucci, President of Coastal Pacific, comments “While we realize that these are only initial estimates based on historical data, the economic potential for this Property are very significant, and speak to the necessity of commencing our full exploration program as soon as possible.”

Note that while the above noted estimates are taken from historical data the Company believes to be accurate, these estimates are not derived from NI43-101 compliant mineral resource or mineral reserve studies, and are not to be construed as actual or potential reserves on the Property.

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.

927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joseph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.

www.coastalpacificminingcorp.com	Coastal Pacific Mining Corp. 927 Drury Avenue NE, Calgary, Alberta T23 0M3 Toll Free: (877) 931-0110 - Tel: (403) 612-3001 - Fax: (403) 313-5449